UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

July 29, 2008
Commission File Number: 333-142287

NXP B.V.
(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven — The Netherlands

This report contains a copy of the press release entitled “STMicroelectronics and NXP Complete Deal to Create New Wireless Semiconductor Company” dated July 28, 2008.

Exhibits

1.             Press release, dated July 28, 2008

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the  29th day of July 2008.

NXP B.V.

/s/ Guido Dierick
Guido Dierick
(Chief Legal Officer)

3

Exhibit 1

STMicroelectronics and NXP Complete Deal to

Create New Wireless Semiconductor Company

Strong top-three player will enter the wireless market with a complete product portfolio, world-class R&D and impressive customer base

Geneva, Switzerland, and Eindhoven, The Netherlands — July 28, 2008 — NXP—the independent semiconductor company founded by Philips—and STMicroelectronics (NYSE:STM), a leader in delivering advanced silicon solutions for mobile products, today announced the closing of the deal bringing together key wireless operations of both companies into ST-NXP Wireless, a deal they announced on April 10th, 2008. The joint venture, which will start operations on August 2nd, launches as a solid top-three industry player with a complete wireless product and technology portfolio and as a leading supplier to major handset manufacturers who together ship more than 80% of all handsets. ST-NXP Wireless will be among the few companies with the R&D scale and expertise to meet customer needs in 2G, 2.5G, 3G, multimedia, connectivity and all future wireless technologies.

ST-NXP Wireless is being created from successful businesses that together generated $3 billion in revenue in 2007. At the closing, STMicroelectronics took an 80% stake in the joint venture and contributed $1.55 billion to NXP, including a control premium. The new organization will start with a cash balance of about $350 million, in a very healthy financial position and able to grow its business with all of its wireless customers.

“The wireless industry is undergoing a major change. Semiconductor companies are coming to play an ever more important role, contributing an ever larger share of the product value chain to handset makers, who expect us to deliver leading-edge solutions across the full spectrum of mobile applications,” said Alain Dutheil, Chief Executive Officer of ST-NXP Wireless. “ST-NXP Wireless is being created to address this new paradigm; we’ll be equipped with a world-class product and technology portfolio and top-league R&D capabilities to compete for leadership in the wireless and mobile-multimedia market.”

Owning thousands of important communication and multimedia patents, ST-NXP Wireless will be well positioned with all of the vital technologies for UMTS (Universal Mobile Telecommunication System); for the emerging TD-SCDMA standard; as well as other cellular, multimedia and connectivity capabilities - including WiFi, Bluetooth, GPS,

FM Radio, USB, and UWB (Ultra-wideband), and full access to a license from NXP to NFC (Near Field Communication) - to effectively serve its global customers with complete wireless and mobile solutions across the spectrum of applications.

The ST-NXP Wireless executive team will be composed of experienced industry leaders from both parent companies. Alain Dutheil, presently Chief Operating Officer of STMicroelectronics, has been assigned to lead ST-NXP Wireless as Chief Executive Officer, focusing exclusively on the new joint-venture. The Executive Committee of ST-NXP Wireless, led by Dutheil, also includes Abhijit Bhattacharya, currently financial controller for NXP’s Multimarket Semiconductors Business Unit, who has been nominated to take the position of Chief Financial Officer and, nominated as executive vice presidents and general managers, Tommi Uhari, currently executive vice president and general manager of ST’s Mobile, Multimedia & Communications Group, and Marc Cetto, currently executive vice president and general manager of NXP’s Mobile & Personal Business Unit.

ST-NXP Wireless will combine key design, sales and marketing, and back-end manufacturing assets from both parent companies into a streamlined organisation. The company is designed with low capital intensity, securing leading-edge wafer manufacturing capacity from both parent companies and foundries, while operating its own assembly and test facilities.

To be incorporated in Switzerland and headquartered in Geneva, ST-NXP Wireless will have in excess of 7,500 employees with major facilities in Belgium, China, Finland, France, Germany, India, Italy, Malaysia, Morocco, the Netherlands, Philippines, Singapore, Sweden, Switzerland, UK and the USA.

Note to Editors:

According to iSuppli, a market research firm, the global handset market was 1.15 billion units in 2007 and is forecasted to grow at about an 8% compound annual growth rate through 2011. The handset semiconductor market represented 14% of the global semiconductor TAM in 2007, making up the second largest segment of the industry.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2007, the Company’s net revenues were $10 billion. Further information on ST can be found at www.st.com.

About NXP

NXP is a top 10 semiconductor company founded by Philips more than 50 years ago.

Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of USD 6.3 billion in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further information, please contact:

INVESTOR RELATIONS:

Stanley March

Group Vice President, Investor Relations
STMicroelectronics

Tel: +1.212.821.89.39

Fax: +1.212.821.89.23

stan.march@st.com

Jan Maarten Ingen Housz

NXP

Tel. +31 40 27 28685

janmaarten.ingen.housz@nxp.com

MEDIA RELATIONS:

Maria Grazia Prestini

Senior Director, Corporate Media and Public Relations

STMicroelectronics

Tel: + 41 22 929 6945

mariagrazia.prestini@st.com

Lieke de Jong-Tops

NXP, Europe

Tel. +31 40 27 25202

lieke.de.jong-tops@nxp.com